

February 23, 2009

Mr. Steven M. Neil, Chief Financial Officer
Diamond Foods, Inc.
1050 S. Diamond Street
Stockton, California 95205

> **Re: Diamond Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed September 25, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **Filed December 3, 2008**
> **File No. 0-51439**

Dear Mr. Neil:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

General

1.   We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that you have filed as exhibits all material contracts. Also describe all such contracts in necessary detail. In that regard, we note that you have not filed as exhibits any agreements with your two largest customers, both of which you identify at page 4. If you do not believe that those contracts fall within the purview of Item 601(b)(10), please explain why.

Valuation of ling-lived and intangible assets and goodwill, page 16

2.   You state that "we cannot assure you that a material impairment will not be recorded in the future." Revise this disclosure to address the material implications of uncertainties associated with your impairment evaluation, why the assumptions bear the risk of change, and whether any of the assumptions is reasonably likely to change in the future. Refer to Staff Accounting Bulletin 501.14.

Notes to consolidated financial statements

Note 2 – Organization and significant accounting policies

Impairment of long-live and intangible assets and goodwill, page 29

3.   Expand your accounting policy disclosures to describe how you will test for, recognize and measure impairment of your goodwill, rather than merely refer to the applicable accounting standard you follow. If appropriate, address your policy for assigning goodwill and testing for impairment at the reporting unit level.

4.   As appropriate, expand your disclosure to address your impairment policy for intangible assets subject to amortization and intangible assets not subject to amortization.

Promotion and advertising costs, page 30

5.   We note your policy is to expense advertising costs as they occur. Expand your policy to specify whether these costs are expensed as incurred or the first time advertising takes place. Refer to Statement of Position 93-7, paragraphs 26 and 42 through 44.

Note 9 – Income taxes, page 37

6.   Disclose the expiration dates of your state tax credits. Refer to Statement of Financial Accounting Standards (SFAS) 109, paragraph 48.

Note 11 – Segment disclosures, page 39

7.   Disclose any material revenues from customers attributable to an individual foreign country separately. Refer to SFAS 131, paragraph 38.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Notes to condensed consolidated financial statements

Note 6 – Acquisition of Pop Secret, page 10

8.   You have disclosed the acquired branded intangibles have an indefinite life and will not be amortized. Please clarify how you have determined that this intangible asset has an indefinite life. As part of your response, provide the following to support your conclusion:

   • How you determined the fair value of the asset,
   • What maintenance expenditures are required to maintain the expected future economic benefits from the asset, and
   • Any other economic, legal, regulatory or contractual provisions associated with the asset that may be pertinent to determining its useful life.

9.   We note you continue to report your results as a single business segment after your acquisition of the Pop Secret. Tell us whether you consider Pop Secret to be a reporting unit, as described in SFAS 142, paragraph 30 through 36, and the facts and circumstances you considered in reaching your conclusion. Revise your impairment policy to reflect this as appropriate.

10.   Include in this footnote a description of the factors that contributed to a purchase price that resulted in recognition of goodwill, as required by SFAS 141, paragraph 51.b.

11.   Disclose the reasons for any purchase price allocation that has not been finalized, and any material adjustments made to the initial purchase price allocation as required by SFAS 141, paragraph 51.h.

12.   We note the pro forma adjustments reported in your Form 8-K/A filed December 1, 2008. Disclose the nature and amount of any material non-recurring items in the reported pro forma results of operations, as required by SFAS 141, paragraph 55.

Note 9 – Credit facilities, page 12

13.   Disclose the terms of your $83.2 million current notes payable as disclosed in your balance sheet.

Liquidity and capital resources, page 17

14.   Discuss the material changes to your financial condition as a result of the assets
        recorded due to the Pop Secret acquisition. Refer to Regulation S-K Item
        303(b)(1) and instructions to paragraph 303(b).

Contractual obligations and commitments, page 18

15.   Revise this section to disclose material changes outside the ordinary course
        business, including the $83.2 million of current short-term notes as reflected on
        your latest balance sheet. Refer to instruction seven to paragraph 303(b) of
        Regulation S-K.

Controls and Procedures, page 18

16.   We note your statement that your disclosure controls and procedures were
        effective at the reasonable assurance level. Further, we note your statement that
        "controls and procedures, no matter how well designed and operated, can provide
        only reasonable assurance of achieving desired control objectives."

        Please revise to state clearly, if true, that your disclosure controls and procedures
        are *designed* to provide reasonable assurance of achieving their objectives and
        that your principal executive officer and principal financial officer concluded that
        your disclosure controls and procedures are effective at that reasonable assurance
        level. In the alternative, remove the reference to the level of assurance of your
        disclosure controls and procedures. Please refer to Section II.F.4 of
        Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Controls and procedures, page 19

17.   Revise your disclosure to address any change in internal control over financial
        reporting that occurred during the latest quarter, which must include the changes
        as a result of the acquisition of the Pop Secret business. Refer to Frequently
        Asked Question 3 at our website:
        www.sec.gov/info/accountants/controlfaq1004.htm.

Schedule 14A filed November 26, 2008

General

18.   Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Executive Compensation Processes, page 13

19.   Disclose the source of the "survey data regarding cash and equity compensation practices" relied upon to make the compensation determination for fiscal 2008.

20.   Please identify any compensation consultants used to determine executive compensation; describe the compensation consultants' role in determining or recommending the amount or form of executive compensation; state whether the compensation consultants are engaged directly by the compensation committee or any other person; describe the nature and scope of the compensation consultants' assignment; and provide the material elements of the instructions or directions given to the consultants regarding the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Components of Executive Compensation, page 14

21.   Provide your business objectives, key initiatives, specific business goals, and corporate objectives (collectively "targets") in addition to a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the compensation committee and board of directors considered in determining specific payout levels for 2008. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards. For example, quantify the targets used in determining compensation, such as the goals and objectives contained in your corporate annual plan used in determining the annual bonus incentives. See Item 402(b)(1) of Regulation S-K.

        If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

In that regard, despite the expectation that it would be a "rare" occurrence, we note that the CEO earned the maximum bonus in fiscal 2008. See Instruction 4 to Item 402(b) of Regulation S-K.

22.   We note your statement that "[the compensation committee] reviews base salaries annually, and generally adjusts them in proportion to the percentage increase budgeted for employees generally." Disclose how you derive the amount budgeted for employee increases.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Steven M. Neil
Diamond Foods, Inc.
February 23, 2009
Page 7

You may contact Gary Newberry at (202) 551-3761, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Tim Levenberg at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director